Exhibit 99.1

TASEKO ANNOUNCES A 40% INCREASE IN GIBRALTAR proven and probable RESERVES

March 30, 2022, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB; LSE: TKO) (“Taseko” or the "Company") is pleased to announce a new 706 million ton proven and probable sulphide reserve for the Gibraltar Mine, a 40% increase as of December 31, 2021. The new reserve estimate allows for a significant extension of the mine life to 23 years with total recoverable metal of 3.0 billion pounds of copper and 53 million pounds of molybdenum.

Highlights from the new reserve:

•	706 million tons grading 0.25% copper
•	Recoverable copper of 3.0 billion pounds and 53 million pounds of molybdenum
•	23 year mine life with average annual production of approximately 129 million pounds of copper and 2.3 million pounds of molybdenum
•	Life-of-mine average strip ratio of 2.4:1
•	After-tax NPV8 of $1.1 billion (75% basis) and free cash flow of $2.3 billion (75% basis) at a long-term copper price of US$3.50 per pound[1]

Note: Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. All dollar amounts are in Canadian dollars (C$) and units are imperial unless stated otherwise.

Stuart McDonald, President and CEO, commented, “Gibraltar has been our cornerstone asset since it was restarted 17 years ago, and with the extended mine life we expect it will continue to generate significant cashflow for many years to come. Over the last two years there has been a dramatic shift in the long-term outlook for copper, as the world accelerates the transition to a green economy. With the improved market outlook, our engineering team updated pit designs which have added 200 million tons of additional reserves to the life of mine plan. The mine now has a 23-year mine life with significant leverage to copper prices going forward. At current copper prices, the mine NPV increases to over $2 billion (75% basis, after-tax).”

Richard Tremblay, Senior VP, Operations, added, “The additional tons in the new reserve are at a similar grade as Gibraltar’s previous reserves. While the life of mine strip ratio has increased slightly, there has been no change to the mine plan over the next five years where copper production is expected to average approximately 128 million pounds per year. The updated pit designs are based on a conservative long-term copper price of US$3.05 per pound (previously US$2.75 per pound), and incorporate material that was previously classified as resources.”

Mr. McDonald concluded, “Recent market activity and global events continue to show the value of a long-life, steady-state copper mine in a top mining jurisdiction. With our near-term growth plans in Arizona, and longer-term development projects in British Columbia, Taseko is very well positioned to build a North America based mid-tier copper producer.”

1 The NPV and cash flow is based on copper prices of $4.25 (2022), $3.90 (2023) and US$3.50 per pound long-term, and a molybdenum price of US$18 (2022), US$15 (2023) and US$13 per pound long-term and a foreign exchange rate of 1.3:1 (C$:US$).

Gibraltar Mine Sulphide Mineral Reserves as of December 31 , 2021 at 0.15% Copper Cut-off
Category	Tons (millions)	Cu Grade (%)	Mo Grade (%)	Cu Eq. (%)
Proven	509	0.25	0.008	0.27
Probable	191	0.23	0.008	0.24
Ore Stockpiles	6	0.18	0.007	0.20
Total Proven and Probable	706	0.25	0.008	0.26
1.	Mineral Reserves follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).
2.	Sulphide Mineral Reserves are exclusive of Oxide Mineral Reserves and are contained within Mineral Resources.
3.	Mineral Reserves are assumed to be extracted using open pit mining methods and are based on US$3.05/lb Cu price, $12.00/lb Mo price, exchange rate of US$0.80=C$1.00, metallurgical recoveries of 85% Cu and 40% Mo for sulphide ore and 50% ASCu for oxide ore.
4.	A tonnage factor of 12ft3/ton has been applied for rock and 15ft3/ton for overburden and fill.
5.	Copper Equivalency based on US$3.50/lb price and 85% metallurgical recovery for copper, and US$13.00/lb price and 50% metallurgical recovery for molybdenum. CuEq can be calculated using the formula CuEq% = Cu% + Mo% x 2.185.
6.	Numbers may not add due to rounding.

Gibraltar Mine Mineral Resources as of December 31 , 2021 at 0.15% Copper Cut-off
Category	Tons (millions)	Cu Grade (%)	Mo Grade (%)	Cu Eq. (%)
Measured	845	0.25	0.007	0.27
Indicated	370	0.23	0.007	0.25
Total Measured and Indicated	1,215	0.24	0.007	0.26
Inferred	78	0.22	0.004	0.23
1.	Mineral Resources follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).
2.	Mineral Resources are reported inclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	The Mineral Resource has been confined by a “reasonable prospects of eventual economic extraction” pit using the following assumptions: Cu price of US$3.50/lb, Mo price of US$14.00/lb, exchange rate of US$0.80=C$1.00, metallurgical recoveries of 85% for Cu and 40% for Mo.
5.	A tonnage factor of 12ft3/ton has been applied for rock and 15ft3/ton for overburden and fill.
6.	Copper Equivalency based on US$3.50/lb price and 85% metallurgical recovery for copper, and US$13.00/lb price and 50% metallurgical recovery for molybdenum. CuEq can be calculated using the formula CuEq% = Cu% + Mo% x 2.185.
7.	Numbers may not add due to rounding.

Gibraltar Mine Oxide Mineral Reserves as of December 31, 2021 at 0.10% ASCu Cut-off
Category	Tons	ASCu (%)
Proven	1	0.15
Probable	16	0.15
Ore Stockpiles	0	0.15
Total Proven and Probable	17	0.15
1.	Mineral Reserves follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).
2.	Oxide Mineral Reserves are exclusive of Sulphide Mineral Reserves and are contained within Mineral Resources.
3.	Mineral Reserves are assumed to be extracted using open pit mining methods and are based on US$3.05/lb Cu price, $12.00/lb Mo price, exchange rate of US$0.80=C$1.00, metallurgical recoveries of 85% Cu and 40% Mo for sulphide ore and 50% ASCu for oxide ore.
4.	A tonnage factor of 12ft3/ton has been applied for rock and 15ft3/ton for overburden and fill.
5.	Numbers may not add due to rounding.

Qualified Persons and 43-101 Disclosure

This technical content of this news release has been reviewed and approved by Richard Weymark, P.Eng., MBA, Vice President, Engineering of Taseko. Mr. Weymark is a Qualified Person under the provisions of National Instrument 43-101 published by the Canadian Securities Administrators.

The resource and reserve estimation was completed by Taseko and Gibraltar Mine staff and contributing consultants under the supervision of Richard Weymark, P. Eng., MBA. Vice President, Engineering of Taseko and a Qualified Person under National Instrument 43-101.

Additional information regarding data verification procedures, known legal, political, environmental or other risks can be found in the Technical Report dated March 30, 2022, titled ‘Technical Report on the Mineral Reserve Update at the Gibraltar Mine’ which is available on SEDAR.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Canadian reporting requirements for disclosure regarding mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). For this reason, information contained in this news release regarding the Company’s Gibraltar Mine may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States securities laws and the rules and regulations thereunder.

For further information on the differences between the disclosure requirements for mineral properties in the United States and NI 43-101, please refer to the company’s Annual Information Form, a copy of which has been filed under Taseko’s profile on SEDAR at www.sedar.com and the company’s Form 40-F, a copy of which will be filed on EDGAR at www.edgar.com.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
•	changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	uncertainties resulting from the war in Ukraine, and the accompanying international response including economic sanctions levied against Russia, which has disrupted the global economy, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment and execution timelines for project development;
•	uncertainties about the continuing impact of the novel coronavirus (“COVID-19”) and the response of local, provincial, state, federal and international governments to the ongoing threat of COVID-19, on our operations (including our suppliers, customers, supply chains, employees and contractors) and economic conditions generally including rising inflation levels and in particular with respect to the demand for copper and other metals we produce;
•	inherent risks associated with mining operations, including our current mining operations at Gibraltar, and their potential impact on our ability to achieve our production estimates;
•	uncertainties as to our ability to control our operating costs, including inflationary cost pressures at Gibraltar without impacting our planned copper production;
•	the risk of inadequate insurance or inability to obtain insurance to cover material mining or operational risks;
•	uncertainties related to the feasibility study for Florence copper project (the “Florence Copper Project” or “Florence Copper”) that provides estimates of expected or anticipated capital and operating costs, expenditures and economic returns from this mining project, including the impact of inflation on the estimated costs related to the construction of the Florence Copper Project and our other development projects;
•	the risk that the results from our operations of the Florence Copper production test facility (“PTF”) and ongoing engineering work including updated capital and operating costs will negatively impact our estimates for current projected economics for commercial operations at Florence Copper;
•	uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
•	the risk that we may not be able to expand or replace reserves as our existing mineral reserves are mined;
•	the availability of, and uncertainties relating to the development of, additional financing and infrastructure necessary for the advancement of our development projects, including with respect to our ability to obtain any remaining construction financing potentially needed to move forward with commercial operations at Florence Copper;

•	our ability to comply with the extensive governmental regulation to which our business is subject;
•	uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition, particularly in respect to Florence Copper that requires one key regulatory permit from the U.S. Environmental Protection Agency (“EPA”) in order to advance to commercial operations;
•	our ability to deploy strategic capital and award key contracts to assist with protecting the Florence Copper project execution plan, mitigating inflation risk and the potential impact of supply chain disruptions on our construction schedule and ensuring a smooth transition into construction once the final permit is received from the EPA;
•	uncertainties related to First Nations claims and consultation issues;
•	our reliance on rail transportation and port terminals for shipping our copper concentrate production from Gibraltar;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations and mine closure and bonding requirements;
•	our dependence solely on our 75% interest in Gibraltar (as defined below) for revenues and operating cashflows;
•	our ability to collect payments from customers, extend existing concentrate off-take agreements or enter into new agreements;
•	environmental issues and liabilities associated with mining including processing and stock piling ore;
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mine, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mine;
•	environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;
•	litigation risks and the inherent uncertainty of litigation, including litigation to which Florence Copper could be subject to;
•	our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
•	our ability to meet the financial reclamation security requirements for the Gibraltar mine and Florence Project;
•	the capital intensive nature of our business both to sustain current mining operations and to develop any new projects, including Florence Copper;
•	our reliance upon key management and operating personnel;
•	the competitive environment in which we operate;
•	the effects of forward selling instruments to protect against fluctuations in copper prices, foreign exchange, interest rates or input costs such as fuel;
•	the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and Management Discussion and Analysis (“MD&A”), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.